UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated February 3, 2022, announcing the Company's financial results for the fourth quarter ended December 31, 2021.
The information contained in this Report on Form 6-K, excluding the commentary of Hugo De Stoop and the section entitled “Conference Call”, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: February 4, 2022

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 3 February 2022 – 8 a.m. CET _______________________________________

EURONAV ANNOUNCES FOURTH QUARTER 2021 RESULTS
HIGHLIGHTS

•	Impact of Omicron variant and associated restrictions defers freight rate recovery
•	Recovery thesis however intact and strongly supported by fundamentals
•	Residual value approach updated to reflect sustainability features of steel
•	Depreciation charge to be reduced by USD 100 million per annum going forward
•	Certain cost elements reclassified to ensure comparability within the sector
•	Quarterly distribution of minimum USD 3 cents per share maintained

ANTWERP, Belgium, 3 February 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its non-audited financial results today for the fourth quarter ended 31 December 2021.

Hugo De Stoop, CEO of Euronav said: “The encouraging tanker market recovery evidenced at the time of our Q3 results was unfortunately deferred by the spread of the omicron variant from mid-November and the associated swift restrictions on economic activity. We believe this is a temporary pause. Prospects for a strong rebound in oil supply, restocking requirements of global crude inventory, and consumption returning to 2019 levels are all on track for delivery during 2022. Euronav maintains a strong balance sheet and liquidity position and is using the downturn in the cycle to upgrade its fleet through an intense drydock program and rejuvenate it. We welcomed two new modern eco-ships in January, and we will add six more to our fleet over the next 18 months. We are redelivering 4 older non-eco VLCCs now. These elements make Euronav the ideal platform for exposure to crude tanker market recovery. We look forward to making further progress during 2022.”

PRESS RELEASE Regulated information Thursday 3 February 2022 – 8 a.m. CET _______________________________________

Key figures
To improve the relevancy of the accounting information of the income statement, the Company has decided to reclassify certain cost elements without impact on the net income. This voluntary change has been adopted in 2021 to improve comparability within the sector. It has been applied retrospectively and comparative information has been restated and included in the table below (*).

The most important key figures (unaudited) are:

(in thousands of USD)	Fourth Quarter 2021	Fourth Quarter 2020 *	Full Year 2021	Full Year 2020 *

Revenue	117,423	134,284	419,770	1,210,341
Other operating income	3,143	2,260	10,255	10,112

Voyage expenses and commissions	(35,223)	(26,938)	(118,808)	(125,430)
Vessel operating expenses	(51,568)	(55,292)	(220,706)	(218,390)
Charter hire expenses	(1,552)	(704)	(9,750)	(7,954)
General and administrative expenses	(7,933)	(11,670)	(32,408)	(37,333)
Net gain (loss) on disposal of tangible assets	4,500	(1)	15,068	22,727
Depreciation	(85,982)	(77,848)	(344,994)	(319,751)

Net finance expenses	(20,085)	(17,135)	(80,607)	(70,057)
Share of profit (loss) of equity accounted investees	5,512	(4,741)	22,596	10,917
Result before taxation	(71,765)	(57,785)	(339,584)	475,182

Tax benefit (expense)	(797)	(419)	427	(1,944)
Profit (loss) for the period	(72,560)	(58,204)	(339,157)	473,238

Attributable to: Owners of the Company	(72,560)	(58,204)	(339,157)	473,238

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2021	Fourth Quarter 2020	Full Year 2021	Full Year 2020

Tankers	(78,629)	(54,830)	(364,425)	463,536
FSO	6,069	(3,374)	25,268	9,702
Result after taxation	(72,560)	(58,204)	(339,157)	473,238

Information per share:

(in USD per share)	Fourth Quarter 2021	Fourth Quarter 2020	Full Year 2021	Full Year 2020

Weighted average number of shares (basic) **	201,677,981	203,392,860	201,677,981	210,193,707
Result after taxation	(0.36)	(0.29)	(1.68)	2.25

**          The number of shares issued on 31 December 2021 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 31 December 2021 is 201,677,981.

PRESS RELEASE Regulated information Thursday 3 February 2022 – 8 a.m. CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2021	Fourth Quarter 2020	Full Year 2021	Full Year 2020

Profit (loss) for the period	(72,560)	(58,204)	(339,157)	473,238
+ Net interest expenses	19,883	16,484	80,008	69,087
+ Depreciation of tangible and intangible assets	85,982	77,848	344,994	319,751
+ Income tax expense (benefit)	797	419	(427)	1,944
EBITDA (unaudited)	34,102	36,547	85,418	864,020

+ Net interest expenses JV	614	1,063	2,935	4,805
+ Depreciation of tangible and intangible assets JV	3,108	3,710	12,333	20,274
+ Income tax expense (benefit) JV	631	8,943	2,636	10,266
Proportionate EBITDA	38,455	50,263	103,322	899,365

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2021	Fourth Quarter 2020	Full Year 2021	Full Year 2020

Weighted average number of shares (basic)	201,677,981	203,392,860	201,677,981	210,193,707
Proportionate EBITDA	0.19	0.25	0.51	4.28

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the fourth quarter of 2021, the Company realized a net loss of USD 72.5 million or USD 0.36 per share (fourth quarter 2020: a net loss of 58.2 USD million or USD 0.29 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 38.5 million (fourth quarter 2020: USD 50.3 million).

PRESS RELEASE Regulated information Thursday 3 February 2022 – 8 a.m. CET _______________________________________

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Fourth Quarter 2021	Fourth Quarter 2020	Full Year 2021	Full Year 2020
VLCC
Average spot rate (in TI pool)*	12,500	20,500	11,300	54,600
Average time charter rate**	46,900	44,700	46,500	42,200
SUEZMAX
Average spot rate***	11,300	12,300	11,100	39,400
Average time charter rate	30,400	29,300	29,800	29,600

*Euronav owned ships in TI Pool (excluding technical offhire days and TI Adm costs)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical offhire days)

EURONAV TANKER FLEET

Update - Newbuilding delivery schedule
In January, two newbuilding Suezmaxes, Cedar and Cypress, joined our fleet. Cedar was delivered on the 7th of January and Cypress on the 20th of January. Both were constructed at Daehan shipbuilding (DHSC) in South Korea. Six more vessels are currently under construction, of which three VLCCs that are scheduled for delivery in the first and second quarter of 2023 and three Suezmaxes, scheduled for delivery in (1) the third quarter of 2023, and (2) in the first quarter of 2024.

Outstanding capital expenditure for the eight vessels at the end of Q4 2021 was USD 414 million, split as follows: USD 114 million in 2022, USD 234 million in 2023 and USD 66 million in 2024.

Additional capital gain from historic sale and leaseback transaction
As announced on 26 January 2022, Euronav will book a capital gain of USD 18 million in total regarding the redelivery of four VLCCs that were originally sold as part of a sale and leaseback transaction in December 2016. The capital gain on final disposal of these assets refers to the following four VLCCs: the Nautilus (2006; 307,284 dwt), Navarin (2007; 307,284 dwt), Neptun (2007; 307,284 dwt) and the Nucleus (2007; 307,284 dwt). As the first ship was redelivered on 15 December 2021, USD 4.5 million has been booked in the fourth quarter of 2021, whereas the remaining USD 13.5 million will be booked in the first quarter of 2022.

Maintenance
On our existing fleet, we continued to take advantage of the current challenging freight rate background to accelerate a number of scheduled dry dockings during 2021, with 25 dry dockings completed (19 VLCCs and 6 Suezmaxes). For 2022 dry dockings covering 16 vessels (11 VLCCs, 5 Suezmaxes) are scheduled.

PRESS RELEASE Regulated information Thursday 3 February 2022 – 8 a.m. CET _______________________________________

Distribution to shareholders
Euronav maintains its stated policy of distributing USD 3 cents per share per quarter despite current market conditions.

Following the decision of the shareholders meeting of November 2021 to make the issue premium reserve account available for distribution, the fixed distribution of USD 3 cents related to Q4 2021 will be paid via a repayment from that issue premium reserve. This distribution approach will be optimal for shareholders as Euronav anticipates there will be zero withholding tax (WHT) associated with such a payment.

The mechanism for this distribution will require shareholder approval at the Annual General Meeting in May.

FINANCING AND ACCOUNTING AT EURONAV

Liquidity
Euronav continues to maintain a strong financial base and excellent relationships with its capital providers: commercial banks, equity, and debt investors. At the end of December 2021, the Company had liquidity of USD 708 million, comprising USD 152 million cash and USD 556 million undrawn committed credit facilities.

Change in depreciation policy: Re-assessment in residual value of vessels under IFRS
Historically the depreciation policy at Euronav has been to depreciate on a straight-line basis to nil value over twenty years. Periodically Euronav assesses the merits of this policy with recognition that it is more conservative than our peers.

Sustainability is an important consideration for a major shipowner. Steel is an ideal material in the circular economy since it is easily recoverable and infinitely recyclable. All scenarios leading to carbon neutrality in 2050 will lead to increased consumption of scrap metals. More precisely, the emissions reduction due to reduced energy consumption is up to 70% in steel making using scrap steel, as compared to iron ore. This indicates there is and will be a continuous and ongoing need for scrap.

This, not only points to a promising future demand for scrap steel but also to a higher value for scrap steel upon disposal. We note that last year’s recycling rates have reached an unprecedented high value of over USD 600 per LDT 1. One of the considerations for management’s previous assessment of a nil residual value was the cyclicality of the nature of future demand for scrap steel, which was deemed likely to remain volatile and unpredictable. This no longer appears to be the case and has led to a re-assessment by management.

_________________________________
1 Light Displacement Tonnage (LDT) is defined as the weight of the ship excluding cargo, fuel, water, ballast, stores, passengers, crew, but with water in boilers to steaming level. LDT is typically used to determine the recycle value of the vessel.

PRESS RELEASE Regulated information Thursday 3 February 2022 – 8 a.m. CET _______________________________________

As part of the re-assessment, management reviewed the value for their respective vessels at the end of their useful lives. As such, based on the decarbonization objectives for the steel industry, the increased importance of recycled steel, the future demand for scrap steel, competitor benchmarking and the current scrap value, management considers it appropriate to change the residual value of vessels from nil to an amount equal to the lightweight tonnage of the vessel, multiplied by the market price of scrap per ton, less the asset retirement obligation costs such as repositioning the vessel, commissions and preparation fees.

The market scrap value per ton is estimated by taking into consideration the historical four-year scrap market rate average, which is updated annually.

As a conclusion, the Company will apply a residual value of USD/LDT 390 prospectively for the full year ending on 31 December 2022. This re-assessment will impact the depreciations by more than USD 100 Mio over 2022.

P&L reclassification
In order to improve the relevancy of the accounting information of the income statement, the Company has decided to reclass certain cost elements without impact on the EBITDA nor on net income. This voluntary change has been adopted to improve comparability within the sector. Taking into consideration the IFRS rules the following reclassifications have taken place:

-	TI Pool administration fee has been reclassified out of G&A to revenues (full year impact 2021: USD 8.8 million)
-	Flag compensation has been reclassified from other income to Opex (- USD 8.3 million)
-	Ship management has been reclassified from G&A to Opex (USD 14.9 million)

These changes in classification have been applied retrospectively over the last three years on a quarterly basis.

COVID-19 UPDATE

Euronav recognizes that many seafarers have endured intense hardship while working to keep trade flowing, and we are grateful to them for their service. Crew changes have remained a challenging operation throughout the pandemic and whilst progress has been made since the peak of the crew crisis in Q3 2020, continued focus on this area is required. Our crews have demonstrated resilience throughout this period to keep moving crude, despite numerous difficulties in relation to crew changes and repatriation. We strive through our participation and cooperation with international shipping associations to sensitize more countries to recognize the "key worker" status that seafarers deserve and facilitate crew travel possibilities. Whilst we have had extremely limited number of cases onboard our vessels, we are facing a lot of challenges to make our crew changes because a lot of seafarers who are supposed to replace people onboard are testing positive to the Omicron variant and must cancel their travels.

PRESS RELEASE Regulated information Thursday 3 February 2022 – 8 a.m. CET _______________________________________

TANKER MARKET & OUTLOOK

The freight rate and market activity recovery, exhibited during the window from late August to November period, came to an abrupt and disappointing end as the Omicron variant of COVID-19 gained immediate traction starting mid-November. This resulted in a swift imposition of restrictions on economic activity and a consequent reduction in both the demand for crude and the supply of export cargoes.

We believe this is a temporary setback in terms of timing and deferring recovery. Whilst an oversupply of tonnage - particular in the VLCC segment - remained a headwind for shipowners during 2021, it has continued to ease and reduce further during Q4 via recycling. However, recycling rates would ordinarily be higher were it not for the establishment of the illicit trade originating from Iran that now occupies 50-60 almost exclusively older tankers (18-22 years old) and commands an estimated 1 million barrels per day of trade away from the commercial fleet.

Cargo volumes remained below 2019 levels for most of 2021; nevertheless, they also improved during Q3 and Q4, buoyed by the return of Asian crude import demand. The outlook for cargo volumes looks encouraging for 2022. The IEA believes that both OPEC (2.9m bpd) and non-OPEC (3.3m bpd) will deliver 6.2m bpd YoY increase. They are also forecasting a further rebound in consumption (4.6m bpd). This combination delivers a forecast of over 100m bpd for the first time since 2019. The agency also notes that global crude inventory is at a six-year low, requiring restocking (2.7bn bbls). This provides a foundation for tanker market recovery over the coming 12 months.

Other data points during the quarter underpinned a positive set up for the sector. No new build contracts were signed for either VLCC or Suezmaxes – the first time since Q2 2009. Recycling for Q4 – historically a low quarter given seasonal demand – was at its highest since Q4 2001 with 8.5 VLCC equivalents leaving the global fleet. Recycling activity for 2021, whilst focused in the latter part of 2021, was the second highest since 2003 (25 VLCC equivalents in total exited during 2021; 42 in 2018; 36 in 2003). Finally, the overall average age of the global fleet continued to rise to over 10.5 years – the highest since Q4 2001.

The broader outlook for the tanker sector therefore remains constructive. We believe that core fundamentals – orderbook/fleet ratio (25-year lows), aged fleet (25% aged over 15 years) and incoming emissions regulations (e.g. EEXI in 2023) – provide a supportive base for recovery. The catalyst for recapturing higher and sustained freight rates will come from delivery in oil supply, consumption, and inventory restocking that key commentators such as the IEA are forecasting for fiscal 2022.

Two caveats to any recovery remain beyond the control of any shipowner namely a) a return to restrictions based on further or new strains of COVID-19 and (b) a high oil price affecting consumption recovery.

So far in the first quarter of 2022, the Euronav VLCC fleet that operated in the Tankers International Pool has earned about USD 12,500 per day and 43% of the available days have been fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 12,500 per day on average with 45% of the available days fixed.

PRESS RELEASE Regulated information Thursday 3 February 2022 – 8 a.m. CET _______________________________________

SUSTAINABILITY ACTIVITY

CDP
Euronav has been awarded a B score for taking coordinated action on climate issues by the Carbon Disclosure Project (CDP). This is the same score as the Company obtained in 2020 with its first submission to the CDP platform. The CDP is a global non-profit organization that has run the world’s leading environmental disclosure platform for over 20 years. In 2021, more than 13,000 companies worldwide shared data on their environmental impact in relation to climate change, forests, and water with the CDP. The full CDP report can be found on the Company’s website: https://www.euronav.com/en/sustainability/publications/

The CDP score ranges from A to D-, with A being the best possible rating, and is based on independent assessment against the scoring criteria of the CDP. Just like last year, the B score obtained puts Euronav in the ‘Management band’. Companies in this band are undertaking further steps to effectively reduce emissions, indicating more advanced environmental stewardship. Euronav’s score is higher than the marine transport sector average of C.

Additional sustainability linked loan
In December Euronav secured an additional USD 73.5 million sustainability linked loan at LIBOR to finance two newbuilding Suezmaxes that came on the water in Q1 2022. The loan has been concluded with DNB and includes sustainability and emission reductions as a component of the margin pricing. The conclusion of this funding brings facilities with an integrated sustainability component to 41% of Euronav’s commercial bank financing.

The facility will have a duration of 6 years. A range of measurable sustainability features such as year-on-year reduction in carbon emissions starting from 2022 will be supported by compliance with the Poseidon Principles.

Bloomberg Gender-Equality Index
Euronav has been included in the annual Bloomberg Gender-Equality Index (GEI), for the fifth consecutive year. The GEI provides transparency in gender-based practices and policies at publicly listed companies, increasing the breadth of environmental, social, governance (ESG) data available to investors.

Euronav is one of 414 companies with a combined market capitalization of USD 1 trillion, headquartered in 45 countries and regions across 11 sectors, that are included in this year’s index. The Company’s score is 62.84%, which is higher than the average score of the Transportation and Logistics sector of 47.61%.

Euronav successfully concludes four-month trial of B50 biofuel blend on Suezmax
After a successful completion of a B30 biofuel blend test on the Suezmax Statia (2006 – 150,205 dwt), Euronav has successfully concluded a B50 biofuel blend trial on its Suezmax Marlin Sardinia (2019 – 156,607 dwt). The biofuel, by marine fuels supplier TFG Marine (the bunkering arm of Trafigura), was tested on its longevity and durability over a period of four months. This second trial confirms the potential of biofuel and the crucial role it plays in the decarbonization of shipping.

PRESS RELEASE Regulated information Thursday 3 February 2022 – 8 a.m. CET _______________________________________

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	3 February 2022
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q4 2021 Earnings Conference Call”
Event Site/URL:	https://services.choruscall.com/links/euronav211104kz4qDUVY.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: https://dpregister.com/sreg/10163012/f0a9b405a8 Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 10 February 2022, beginning at 9 a.m. EST / 3 p.m. CET on 3 February 2022. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10163012.

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PRESS RELEASE Regulated information Thursday 3 February 2022 – 8 a.m. CET _______________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information Thursday 3 February 2022 – 8 a.m. CET _______________________________________

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of final year results for 2021: Thursday 31 March 2022

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 43 VLCCs (three of which on a bareboat in contract and three of which time chartered in) with further three under construction), 27 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) with a further three under construction and 2 FSO vessels (both owned in 50%-50% joint venture).

Condensed consolidated statement of financial position (unaudited)
(in thousand USD)

	December 31, 2021	December 31, 2020
ASSETS

Non-current assets
Vessels	2,967,787	2,865,308
Assets under construction	181,293	207,069
Right-of-use assets	29,001	52,955
Other tangible assets	1,218	1,759
Intangible assets	186	161
Receivables	57,091	55,054
Investments in equity accounted investees	70,614	51,703
Deferred tax assets	1,546	1,357

Total non-current assets	3,308,736	3,235,366

Current assets
Bunker inventory	69,035	75,780
Trade and other receivables	247,232	214,479
Current tax assets	99	136
Cash and cash equivalents	152,528	161,478

Total current assets	468,894	451,873

TOTAL ASSETS	3,777,630	3,687,239

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	453	935
Hedging reserve	2,396	(7,456)
Treasury shares	(164,104)	(164,104)
Retained earnings	179,760	540,714

Equity attributable to owners of the Company	1,960,202	2,311,786

Non-current liabilities
Bank loans	1,175,835	836,318
Other notes	196,895	198,279
Other borrowings	86,198	100,056
Lease liabilities	16,759	21,172
Other payables	3,490	6,893
Employee benefits	6,839	7,987
Provisions	892	1,154

Total non-current liabilities	1,486,908	1,171,859

Current liabilities
Trade and other payables	93,399	85,150
Current tax liabilities	366	629
Bank loans	29,313	20,542
Other notes	67,025	—
Other borrowings	117,863	51,297
Lease liabilities	22,292	45,749
Provisions	262	227

Total current liabilities	330,520	203,594

TOTAL EQUITY and LIABILITIES	3,777,630	3,687,239

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2021	2020 *
	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020
Shipping income
Revenue	419,770	1,210,341
Gains on disposal of vessels/other tangible assets	15,068	22,728
Other operating income	10,255	10,112
Total shipping income	445,093	1,243,181

Operating expenses
Voyage expenses and commissions	(118,808)	(125,430)
Vessel operating expenses	(220,706)	(218,390)
Charter hire expenses	(9,750)	(7,954)
Depreciation tangible assets	(344,904)	(319,652)
Depreciation intangible assets	(90)	(99)
General and administrative expenses	(32,408)	(37,333)
Total operating expenses	(726,666)	(708,859)

RESULT FROM OPERATING ACTIVITIES	(281,573)	534,322

Finance income	14,934	21,496
Finance expenses	(95,541)	(91,553)
Net finance expenses	(80,607)	(70,057)

Share of profit (loss) of equity accounted investees (net of income tax)	22,596	10,917

PROFIT (LOSS) BEFORE INCOME TAX	(339,584)	475,182

Income tax benefit (expense)	427	(1,944)

PROFIT (LOSS) FOR THE PERIOD	(339,157)	473,238

Attributable to:
Owners of the company	(339,157)	473,238

Basic earnings per share	(1.68)	2.25
Diluted earnings per share	(1.68)	2.25

Weighted average number of shares (basic)	201,677,981	210,193,707
Weighted average number of shares (diluted)	201,773,240	210,206,403

* In order to improve the relevancy of the accounting information of the income statement, the Company has decided to reclassify certain cost elements without impact on the net income. This voluntary change has been adopted in 2021 to improve comparability within the sector. It has been applied retrospectively and comparative information has been restated.

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2021	2020
	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020

Profit/(loss) for the period	(339,157)	473,238

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	1,453	(97)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(482)	636
Cash flow hedges - effective portion of changes in fair value	9,852	(2,873)
Equity-accounted investees - share of other comprehensive income	951	(2)

Other comprehensive income (expense), net of tax	11,774	(2,336)

Total comprehensive income (expense) for the period	(327,383)	470,902

Attributable to:
Owners of the company	(327,383)	470,902

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2020	239,148	1,702,549	299	(4,583)	(45,616)	420,058	2,311,855

Profit (loss) for the period	—	—	—	—	—	473,238	473,238
Total other comprehensive income (expense)	—	—	636	(2,873)	—	(99)	(2,336)
Total comprehensive income (expense)	—	—	636	(2,873)	—	473,139	470,902

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(352,483)	(352,483)
Treasury shares acquired	—	—	—	—	(118,488)	—	(118,488)
Total transactions with owners	—	—	—	—	(118,488)	(352,483)	(470,971)

Balance at December 31, 2020	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2021	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

Profit (loss) for the period	—	—	—	—	—	(339,157)	(339,157)
Total other comprehensive income (expense)	—	—	(482)	9,852	—	2,404	11,774
Total comprehensive income (expense)	—	—	(482)	9,852	—	(336,753)	(327,383)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(24,201)	(24,201)
Total transactions with owners	—	—	—	—	—	(24,201)	(24,201)

Balance at December 31, 2021	239,148	1,702,549	453	2,396	(164,104)	179,760	1,960,202

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2021	2020
	Jan. 1 - Dec. 31, 2021	Jan. 1 - Dec. 31, 2020
Cash flows from operating activities
Profit (loss) for the period	(339,157)	473,238

Adjustments for:	387,283	357,720
Depreciation of tangible assets	344,904	319,652
Depreciation of intangible assets	90	99
Provisions	(227)	(388)
Income tax (benefits)/expenses	(427)	1,944
Share of profit of equity-accounted investees, net of tax	(22,596)	(10,917)
Net finance expense	80,607	70,057
(Gain)/loss on disposal of assets	(15,068)	(22,727)

Changes in working capital requirements	(20,504)	180,576
Change in cash guarantees	8	(12,339)
Change in inventory	6,745	107,602
Change in receivables from contracts with customers	(34,972)	85,830
Change in accrued income	(331)	12,667
Change in deferred charges	(1,285)	(263)
Change in other receivables	4,070	(3,826)
Change in trade payables	8,272	4,490
Change in accrued payroll	(3,689)	2,536
Change in accrued expenses	2,698	(10,675)
Change in deferred income	(5,594)	(4,645)
Change in other payables	2,953	(148)
Change in provisions for employee benefits	621	(653)
Income taxes paid during the period	12	78
Interest paid	(60,999)	(56,084)
Interest received	3,425	6,723
Dividends received from equity-accounted investees	4,635	7,534

Net cash from (used in) operating activities	(25,305)	969,785

Acquisition of vessels and vessels under construction	(413,062)	(224,904)
Proceeds from the sale of vessels	55,844	78,075
Acquisition of other tangible assets	(142)	(285)
Acquisition of intangible assets	(115)	(221)
Loans from (to) related parties	2,242	26,443
Proceeds from sale (purchase of) of shares in equity-accounted investees	-	2,000
Lease payments received from finance leases	1,987	1,786

Net cash from (used in) investing activities	(353,246)	(117,106)

(Purchase of) Proceeds from sale of treasury shares	—	(118,488)
Proceeds from new borrowings	1,509,580	893,827
Repayment of borrowings	(726,032)	(994,989)
Repayment of lease liabilities	(54,928)	(37,779)
Repayment of commercial paper	(303,426)	(359,295)
Repayment of sale and leaseback	(22,667)	(22,853)
Transaction costs related to issue of loans and borrowings	(4,422)	(8,083)
Dividends paid	(24,212)	(352,041)

Net cash from (used in) financing activities	373,893	(999,701)

Net increase (decrease) in cash and cash equivalents	(4,658)	(147,022)

Net cash and cash equivalents at the beginning of the period	161,478	296,954
Effect of changes in exchange rates	(4,292)	11,546

Net cash and cash equivalents at the end of the period	152,528	161,478

of which restricted cash	—	—